UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) - First Quarter 2022 Results

Hamilton, Bermuda, May 25, 2022 - Seadrill Limited (“Seadrill” or “the Company”) (XOAS:SDRL), a leader in offshore drilling, provides financial results for the quarter ended March 31, 2022.

Q1 2022 Highlights

•	Strong operational performance in Q1 2022, resulting in 99% technical utilization.

•	Successful restructuring of the company’s balance sheet with a streamlined and simplified capital structure.

•	Operating Revenues of $293 million and adjusted EBITDA of $78 million, representing 26.6% EBITDA margin.

•	Cash and cash equivalents of $553 million as at March 31, 2022 of which $393 million was unrestricted cash.

•

Order Backlog of $2.4 billion as at March 31, 2022, with several options exercised during the period, and multiple new contracts signed post-period, increasing Order Backlog to $2.8 billion as at May 25, 2022.

Financial Highlights

	Combined*	Predecessor
Figures in USD million, unless otherwise indicated	Three months ended March 31, 2022	Three months ended December 31, 2021	Change* %
Total Operating Revenue	293	305	(4)%
Adjusted EBITDA	78	98	(20)%
Adjusted EBITDA Margin (%)	26.6	32.1	(17)%
Operating Profit	42	96	(56)%

*	Combined non-GAAP results for successor and predecessor period through January 1, 2022 to March 31, 2022. Refer to financial highlight section “Fresh Start accounting” for more details.

Simon Johnson, CEO, commented:

“Seadrill has made a strong start to 2022, evidenced by an industry-leading backlog position and our continued operational excellence. Seadrill works with the best customers in the sector and operates in the world’s leading basins. Our continued success in the first quarter of 2022 and beyond is testament to the tremendous efforts of the staff across the whole business, whose commitment and professionalism makes Seadrill what it is today.

Our newly streamlined and simplified capital structure puts Seadrill in prime position to set the standard in offshore drilling as a leader in the market. Seadrill has one of the youngest fleets of scale in the sector and we have taken a disciplined approach to the reactivation of rigs as the market continues its recovery. Combined with our excellent operational and safety record, we are in a strong position to deliver significant returns for our stakeholders and to participate in the necessary industry realignment. Our recent contract wins in the Middle East and the Gulf of Mexico demonstrate the confidence our customers have in our technical performance and the best-in-class quality of our operations, and underline the strong market fundamentals that will continue to underpin Seadrill’s growth.”

Forward-Looking Statements

This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, our ability to maintain relationships with suppliers, customers, employees and other third parties and our ability to maintain adequate financing to support our business plans following emergence from the Chapter 11 proceedings, factors related to the offshore drilling market, the impact of global economic conditions, our liquidity and the adequacy of cash flows for our obligations, political and other uncertainties, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, customs and environmental matters, the potential impacts on our business resulting from climate-change or greenhouse gas legislation or regulations, the impact on our business from climate-change related physical changes or changes in weather pattern, and the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (File No. 001-39327).

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

May 25, 2022

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Simon Johnson                   Chief Executive Officer

Media questions should be directed to:

Sara Dunne                         Director of Communications                     +1 (281) 630-7064

Analyst and investor questions should be directed to:

Hawthorn Advisors            seadrill@hawthornadvisors.com              +44 (0) 203 7454960

FIRST QUARTER 2022

OPERATING REVIEW

Rig Activity

The first quarter status and performance of Seadrill Limited’s owned rig fleet was as follows:

As at March 31, 2022	Floaters	Jack-ups	Harsh Environment	Total
Operating	5	7	2	14
Technical utilization (1)	98%	99%	98%	99%
Economic utilization (2)	95%	99%	94%	95%
Future contracted	2	—	—	2
Idle	1	4	—	5
Planned disposal/recycling	2	—	—	2

Total	10	11	2	23

[1]	Technical utilization is calculated as the total hours available for work, excluding planned maintenance, divided by the total number of hours in the period.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Seadrill is continuing to set the standard in the industry with a young, versatile and dynamically-positioned fleet of high-specification offshore drilling rigs. Our continued focus on safe and efficient operations to reduce non-productive time are showing very strong results, with technical utilization across all segments at 99% being achieved for the period. The floater and harsh environments both achieved very good results with technical utilization of 98% each, with the jack-up segment achieving 99% technical utilization.

The Company had four drillships operating at the end of the period. The West Neptune continued under contract in the Gulf of Mexico with LLOG. West Tellus was under contract with Shell and West Saturn was under contract with ExxonMobil, both in Brazil. West Gemini continued work in Angola. The benign-environment semi-submersible Sevan Louisiana completed its contract with Walter Oil & Gas during the quarter and post quarter began its contract with ENI in the Gulf of Mexico. The West Jupiter and West Carina are currently being reactivated following the signing of two long-term contracts with Petrobras for work in the Búzios field offshore Brazil.

Across the jack-up fleet, the Company maintained high levels of utilization throughout the period, surpassing expectations for both technical and economic utilization. In the Middle East, the AOD I, AOD II, AOD III and West Callisto continued their contracts with Saudi Aramco. West Castor, West Telesto, and West Tucana continued on bareboat charter to Seadrill’s joint venture in Qatar, Gulfdrill. After the period end, Seadrill announced that the West Ariel, West Cressida and West Leda were to begin work in the Middle East for three years, with expected commencement between Q1 2023 and Q2 2023.

At the period end, Seadrill had two owned harsh environment rigs operating in Norway. The West Elara remained on contract with ConocoPhillips and the West Phoenix continued operations with VAR Energi.

During the period, the Company sold the harsh-environment semi-submersible West Venture, which had been cold stacked for several years, to Rota Shipping to be recycled. Following the period, the Sevan Brasil and Sevan Driller were also sold. This brings the total number of long-term cold stacked rigs sold through our rig disposal program to eleven with the West Freedom, West Pegasus, West Eminence, West Navigator, West Orion, West Alpha, West Epsilon and West Vigilant being sold in earlier periods. Five of the units sold to date have been recycled with the remaining six being sold for non-drilling purposes.

Excluding units that we plan to sell or recycle as part of our rig disposal program, Seadrill has one long-term cold stacked benign-environment semi-submersible (West Eclipse) and one cold stacked jack-up (West Prospero). Seadrill is continuing to actively market these rigs only reactivating cold stacked units where suitable work is secured and appropriate investment returns can be achieved.

The first quarter status and performance of Seadrill Limited’s managed/leased rig fleet was as follows:

As at March 31, 2022	Floaters	Jack-ups	Harsh Environment	Total
Operating	2	5	2	9
Technical utilization	98%	99%	98%	99%

Total	2	5	2	9

Seadrill had one leased harsh environment unit operating on the Norwegian Continental Shelf at the end of the period. This was the West Linus, leased from SFL and under contract with ConocoPhillips. The West Hercules, also leased from SFL, completed its contract with Equinor in Norway at the end of February. The rig completed mobilization for its new contract with Equinor in Canada post-period and commenced operations on May 15, 2022. The SFL leased rigs are expected to be handed back to SFL in 2022. The West Bollsta, leased from Northern Ocean, completed its contract with Lundin in the North Sea in February 2022 and was returned to Northern Ocean.

During the quarter, the Company managed four drillships, with two in Angola owned by Sonangol and bareboat chartered to the Sonadrill joint venture, one in the US Gulf of Mexico and one in Malaysia, both owned by Aquadrill. The Libongos and the Quengela are currently operating in Angola. The two rigs belonging to Aquadrill, the West Capella and West Vela, were kept under our management until their contracts came to an end, and have now been returned to Aquadrill.

Across the managed jack-up fleet, the Company maintained high levels of utilization. These rigs (West Titania, West Oberon, West Defender, West Intrepid and West Courageous) are owned by SeaMex and are on contract with Pemex, drilling in Mexico.

FINANCIAL REVIEW

Abbreviated Income Statement

	Combined*	Predecessor
Figures in US$ million, unless otherwise indicated	Three months ended March 31, 2022	Three months ended December 31, 2021
Total operating revenues	293	305
Total operating expenses	(253)	(285)
Total other operating items	2	76

Operating profit	42	96

Total financial and other non-operating items, net	3,675	(66)
Income tax (expense)/benefit	(3)	10
(Loss)/income from discontinued operations	(4)	64

Net profit	3,710	104

Adjusted EBITDA	78	98

*	Refer to appendix II for a reconciliation of the combined results for the three months ended March 31, 2022.

Fresh Start accounting:

Seadrill emerged from Chapter 11 bankruptcy protection on February 22, 2022 (the “Effective Date”). Upon emergence, Seadrill applied Fresh Start accounting which resulted in Seadrill becoming a new reporting entity for accounting and financial reporting. Accordingly, our financial statements and notes after the Effective Date are not comparable to our financial statements and notes prior to that date. As required by GAAP, results for the quarter must be presented separately for the predecessor period from January 1, 2022, through February 22, 2022 (the “Predecessor” period) and the successor period from February 23, 2022, through March 31, 2022 (the “Successor” period). However, the Company has combined certain results of the Predecessor and Successor periods (“Combined” results) as non-GAAP measures to compare to prior periods since we believe it provides the most meaningful basis to analyze our results. The change above compared the combined three months ended March 31, 2022 to the three months ended December 31, 2021.

Total operating revenues for 1Q22 were $293 million (4Q21: $305 million), a decrease of $12 million, primarily attributed to the following:

Contract revenues decreased by $15 million primarily due to idle time between contracts on the West Hercules and Sevan Louisiana and early completion of the West Bollsta contract, partially offset by a full quarter of operations for the West Gemini and improved operational performance for the harsh environment segment.

Management contract revenue increased by $10 million primarily due to higher reimbursables and management fees due to the start of the Quenguela contract in 1Q22.

Other revenues decreased by $6 million due the non-repeat of the early completion fee received in 4Q21 from Lundin on West Bollsta.

Total operating expenses for 1Q22 were $253 million (4Q21: $285 million), a decrease of $32 million and primarily attributed to the following:

Rig operating expenses decreased by $43 million primarily due to idle time on the West Hercules and Sevan Louisiana, and due to the early completion of the West Bollsta contract in February 2022. Along with this we had lower COVID-19 related expenses, benefits from cost saving initiatives and impacts from favorable Fresh Start adjustments.

Management contract expenses increased by $18 million due to higher expenses incurred following the start of the Quenguela contract in 1Q22 along with the non-repeat of credit loss allowance reversals for amounts due from Northern Ocean and SeaMex.

General and administrative expenses decreased by $7 million due to lower corporate personnel and other costs, following non-repeat of certain one-time expenses incurred during the previous quarter.

Total other operating items for 1Q22 contributed income of $2 million (4Q21: $76 million income) an unfavorable movement of $74 million and attributed to the following:

Gains from rig sales were $2 million in 1Q22 compared to $25 million in 4Q21 with one unit sold in 1Q22 (West Venture) compared to three cold-stacked units being sold in the 4Q21 (West Orion, West Navigator and West Eminence).

Other operating items were nil in 1Q22, compared to $51 million in 4Q21. These items in 4Q21 included income that resulted from the extinguishment of certain liabilities as a consequence of global settlement agreements with Northern Ocean and Aquadrill (formerly Seadrill Partners) becoming effective, as well as a rebate of previously incurred insurance premiums.

Adjusted EBITDA was $78 million in 1Q22 (4Q21: $98 million), delivering an adjusted EBITDA margin of 26.6% (1H21: 32.1%). The decrease in adjusted EBITDA is due to the variances described above.

Total financial and other items contributed to an income of $3.7 billion in 1Q22 (4Q21: $66 million expense), a favorable variance of $3.7 billion that was primarily attributed to reorganization and Fresh Start accounting adjustments, partly offset by the loss on disposal of Paratus Energy Services.

Income/loss from discontinued operations was a loss of $4 million in 1Q22 (4Q21: $64 million income), an unfavorable variance of $64 million that was attributed to a one-time gain recognized in 4Q21 in connection with the step acquisition of Seamex by Paratus Energy Services.

Income tax (expense)/benefit for 1Q22 was $3 million expense (4Q21: $10 million benefit), an unfavorable movement of $13 million.

The unfavorable movement in tax expense in 1Q22 arose due to the non-repeat of a one-time benefit recognized in the previous quarter, primarily related to the recognition of certain prior year current and deferred tax credits.

Net profit for 1Q22 was $3,710 million (4Q21: $104 million), an increase of $3,606 million.

Abbreviated Cash Flow Statement - Continuing operations1

	Combined*	Predecessor
Figures in US$ million, unless otherwise indicated	Three months ended March 31, 2022	Three months ended December 31, 2021
Net cash used in operating activities	(29)	(30)
Net cash (used in)/provided by investing activities	(30)	20
Net cash provided by financing activities	65	—
Effect of exchange rate changes on cash	12	—

Net increase/(decrease) in cash and cash equivalents, including restricted cash	18	(10)

Cash and cash equivalents, including restricted cash, at beginning of the period	535	545

Cash and cash equivalents, including restricted cash, at the end of period	553	535

*	Refer to appendix II for a reconciliation of the combined results for the three months ended March 31, 2022.

Net cash used in operating activities for 1Q22 was a $29 million outflow (4Q21: $30 million outflow), a favorable movement of $1 million.

The favorable cash flow from operating activities was attributable to improved working capital movements, primarily on accounts receivable.

Net cash used in investing activities in 1Q22 contributed to a $30 million outflow (4Q21: $20 million inflow), an unfavorable movement of $50 million.

The unfavorable movement is primarily driven by lower rig disposal proceeds in 1Q22 compared to 4Q22, as well as higher capital expenditure in 1Q22 compared to 4Q21 due to higher rig mobilization on rigs starting work in 2022.

Net cash provided by financing activities in 1Q22 contributed to a $65 million inflow (4Q21: nil).

The inflow in 1Q22 is due to proceeds from debt facilities issued on emergence from Chapter 11, net of issuance costs, offset by settlements made on the prepetition credit agreements extinguished on emergence.

Effect of exchange rate changes on cash in 1Q22 was $12 million (4Q21: nil), a favorable movement of $12 million.

The increase is attributable to restricted cash balance held in BRL which appreciated in value in the quarter against the USD.

Net increase in cash in 1Q22 was $18 million (4Q21: $10 million decrease) resulting in total cash and cash equivalents, including restricted cash, of $553 million as at 1Q22 (4Q21: $535 million).

[1]	The abbreviated cash flow statement above excludes cash flows from discontinued operations.

Abbreviated Balance Sheet

	Successor	Predecessor
Figures in US$ million, unless otherwise indicated	As at March 31, 2022	As at December 31, 2021
Cash and cash equivalents	393	312
Restricted cash	160	223
Assets held for sale	—	1,103
Other current assets	410	388
Non-current assets (excluding non-current restricted cash)	2,008	1,853

Total assets	2,971	3,879

Liabilities associated with assets held for sale	—	948
Other current liabilities	348	289
Liabilities subject to compromise	—	6,235
Non-current liabilities	1,120	123
Equity/(deficit)	1,503	(3,716)

Total liabilities and equity	2,971	3,879

Cash and cash equivalents, which excludes restricted cash, was $393 million (4Q21: $312 million). The increase was primarily due to the net receipt of new funding on emergence from Chapter 11.

Restricted cash was $160 million (4Q21: $223 million). The decrease was primarily due to the payment of rig disposal proceeds to previous debt holders and return of restricted cash to SFL Corporation on modification of the West Linus lease.

Assets held for sale reflected the disposal of assets of Paratus Energy Services of $1.1 billion in January 2022. Seadrill retained a 35% investment interest in the Group.

Other current assets were $410 million (4Q21: $388 million). The increase was primarily due to the recognition of favorable drilling and management contracts on application of Fresh Start accounting.

Non-current assets (excluding non-current restricted cash) were $2.0 billion (4Q21: $1.9 billion). The increase is driven by fair value adjustments to the drilling fleet as a result of Fresh Start accounting.

Liabilities associated with assets held for sale reflected the disposal of liabilities of Paratus Energy Services of $948 million in January 2022.

Other current liabilities were $348 million (4Q21: $289 million). The increase was attributable to the recognition of unfavorable drilling contracts as a result of Fresh Start accounting, compounded by the current portion of the new debt facilities.

Liabilities subject to compromise were nil (4Q21: $6.2 billion). The decrease was due to the extinguishment and settlement of prepetition balances on emergence from Chapter 11.

Non-current liabilities were $1.1 billion (4Q21: $123 million). The increase was due to new debt financing issued on emergence from Chapter 11.

Equity was $1.5 billion (4Q21: $3.7 billion deficit). This increase was driven by the net profit for the period, cancellation of Predecessor equity, and Successor company rights issue recorded on emergence from Chapter 11.

Liquidity

As of March 31, 2022, total cash and cash equivalents of $553 million was comprised of $393 million of unrestricted cash and $160 million of restricted cash.

The major components of restricted cash include $75 million of cash held as collateral for a local tax case in Brazil and $40 million held as guarantee facilities.

COMMERCIAL REVIEW

Order Backlog1

Order Backlog at the end of the 1Q22 period stood at approximately $2.4 billion. Order Backlog definition has been adjusted to include management contract revenues and lease revenue from bareboat charter arrangements. During the period, Seadrill added $46 million of backlog while consuming $190 million.

Key additions during the quarter included:

•	West Gemini – TotalEnergies exercised options adding $36m in backlog

•	West Neptune – LLOG exercised a one well option adding $10m in backlog

Backlog consumption was broadly in line with expectation, although it was slightly lower than the previous quarter due to there being fewer days in February and a contract period gap for both the Sevan Louisiana and West Hercules.

Post-period, Seadrill added $410 million in backlog which was attributable to three significant contract wins:

•	West Ariel, West Cressida and West Leda - each were awarded a three-year firm term contract with a leading operator in the Middle East adding $305 million in backlog (excluding mobilization revenues)

•	West Neptune – secured a four-well extension to the existing contract, with two one-well options, with LLOG Exploration Offshore LLC in the US Gulf of Mexico adding $71 million in backlog

•	Sevan Louisiana – secured a three-well contract extension with Talos Production Inc in the US Gulf of Mexico adding $34 million in backlog.

Across the Seadrill franchise post-period, the Sonadrill joint venture secured a 10-well contract in Angola, with an eight-well option, which contributed $159 million in backlog to Sonadrill. The West Gemini is the third drillship to be bareboat chartered into Sonadrill, along with two Sonangol-owned units, the Sonangol Quenguela and Sonangol Libongos. Seadrill will manage and operate the units on behalf of Sonadrill.

Seadrill order backlog as of May 25, 2022 is $2.8 billion.

Trading Outlook

Higher oil prices, a renewed focus on energy security in Europe and the U.S., and a readjustment of fleet sizes across the industry continue to support the recovery of the offshore drilling sector, resulting in an increase in marketed utilization across all segments. Whilst demand visibility remains uncertain in the medium to long term, the upcoming E&P capital budget season will be closely monitored for direction and momentum.

The benign ultra-deepwater floater market shows highly encouraging signs of recovery with marketed utilization trending at levels not seen for several years. Maintaining discipline on reactivations and taking newbuilds out of the yards will be important to ensure utilization remains at these levels. Offshore drilling activity is increasing in almost every deepwater geography, with the ‘Golden Triangle’ being the key driver of demand and dayrate growth. The market is also showing a clear preference for premium high specification drillships with marketed utilization surpassing 90% globally.

Until recently, the recovery in the benign jack-up segment has lagged the ultra-deepwater market, however Seadrill has seen improvements in demand and utilization, most notably in the Middle East. The Middle East remains the key jack-up market globally with marketed utilization around 90%, as both the supply and number of contracted rigs increases. The long-term outlook for jack-ups is supported by a strong resilience to demand and market volatility, as well as providing operators with access to low-cost

[1]

Order Backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism, the Company utilizes the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Order backlog includes management contract revenues and lease revenues from bareboat charter arrangements. Order Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities.

barrels at a time when oil prices are high.

In the Norwegian Continental Shelf (NCS) harsh environment segment Seadrill expects a challenging market in the near term given the limited visibility of open demand in 2022 and 2023 and the higher number of units rolling off contract in this period. In a segment with traditionally long tendering lead times, the immediate outlook continues to be subdued, however it is expected that activity will materially increase towards the end of 2023 due to local tax incentive programs for operators and focus on energy security, with potential further tightening should a number of rigs depart the NCS for work elsewhere.

Although recent market trends are encouraging, Seadrill participates in a cyclical industry which is challenged by geopolitical uncertainty, inflationary pressure, supply chain disruptions and energy transition. However, Seadrill believes that oil and gas will continue to be an important part of the global energy mix for the foreseeable future. After several years of under investment, the Company expects spending by E&Ps to increase in the near term. Seadrill is confident in the outlook and the overall trend of steadily increasing demand, matched by a gradual reduction in the sector’s historic over-supply.

Market Guidance

In US$ million	2022 Guidance (1)
Total revenue (2)	1,040 - 1,110
Adjusted EBITDA (3)	240 - 280
Capital expenditures and long-term maintenance (4)	320 - 360

Notes:

1.	Full Year 2022 Guidance is a non-GAAP financial measure.
2.

Total Revenue excludes forecasted mobilization revenues to be received of approximately $60m which will be deferred on the balance sheet and amortized through revenue over firm contract periods beyond 2022.

3.

Adjusted EBITDA excludes both forecasted mobilization revenues and forecasted mobilization costs to be incurred of approximately $75m which will be deferred on the balance sheet and amortized through operating expenses over firm contract periods beyond 2022.

4.

Capital Expenditure includes upgrades, Special Periodic Surveys and long-term maintenance but excludes mobilization costs which are deferred on the balance sheet and amortized through operating expenses over the firm term of the relevant contract. Several reactivation and upgrade projects are expected to span the year-end and could materially impact the level of expenditure recognized in 2022 compared with the guidance provided.

BOARD CHANGES

Following the Company’s successful restructuring, a new, independent, seven-member Board of Directors (“Board”) assumed the leadership of the new parent company of the Seadrill group. In addition, Simon Johnson was appointed as President and Chief Executive Officer.

The Board is comprised of the following individuals, who collectively bring extensive industry and leadership experience:

•	Julie Johnson Robertson, Chair of the Board

•	Mark McCollum, Chair of Audit Committee

•	Karen Dyrskjot Boesen

•	Jean Cahuzac

•	Jan Kjaervik

•	Andrew Schultz

•	Paul Smith

Appendix I - Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period the Company may have significant, unusual or non-recurring items which may be excluded from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure Seadrill’s ongoing financial and operating strength. The Company believes that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with the US GAAP.

The table below reconciles operating profit/loss to Adjusted EBITDA.

	Successor	Predecessor
(In US$ million)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended December 31, 2021
Operating profit	2	40	96
Depreciation	15	21	38
Amortization of intangibles	3	—	—
Changes in expected credit loss allowances	—	(1)	(11)
Gain on disposals	—	(2)	(25)

Adjusted EBITDA	20	58	98

Appendix II - Reconciliation of results for the period January 1, 2022 through February 22, 2022 (Predecessor) and period from February 23, 2022 through March 31, 2022 (Successor) to results for Combined three months ended March 31, 2022.

Abbreviated Income Statement

	Successor	Predecessor	Combined
Figures in US$ million, unless otherwise indicated	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2022
Total operating revenues	106	187	293
Total operating expenses	(104)	(149)	(253)
Total other operating items	—	2	2

Operating profit	2	40	42

Total financial and other non-operating items, net	3	3,672	3,675
Income expense	(1)	(2)	(3)
Loss from discontinued operations	—	(4)	(4)

Net profit	4	3,706	3,710

Adjusted EBITDA	20	58	78

Abbreviated Cash Flow Statement - Continuing operations

	Successor	Predecessor	Combined
Figures in US$ million, unless otherwise indicated	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2022
Net cash provided by/(used in) operating activities	52	(81)	(29)
Net cash used in investing activities	(14)	(16)	(30)
Net cash provided by financing activities	—	65	65
Effect of exchange rate changes on cash	6	6	12

Net increase/(decrease) in cash and cash equivalents, including restricted cash	44	(26)	18

Cash and cash equivalents, including restricted cash, at beginning of the period	509	535	535

Cash and cash equivalents, including restricted cash, at the end of period	553	509	553

Seadrill Limited

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)

F-2

Unaudited Consolidated Statements of Comprehensive Income for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)

F-3

Unaudited Consolidated Balance Sheets as at March 31, 2022 (Successor) and December 31, 2021 (Predecessor).	F-4

Unaudited Consolidated Statements of Cash Flows for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)

F-5

Unaudited Consolidated Statements of Changes in Shareholders’ Equity for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)

F-7

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions, except per share data)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Operating revenues
Contract revenues	79	142	171
Reimbursable revenues	4	4	8
Management contract revenues	21	36	48
Other revenues	2	5	6

Total operating revenues	106	187	233

Operating expenses
Vessel and rig operating expenses	(62)	(86)	(159)
Reimbursable expense	(3)	(4)	(8)
Depreciation	(15)	(21)	(42)
Amortization of intangibles	(3)	—	—
Management contract expenses	(13)	(31)	(36)
Selling, general and administrative expenses	(8)	(7)	(15)

Total operating expenses	(104)	(149)	(260)

Other operating items
Gain on disposals	—	2	—
Other operating income	—	—	3

Total other operating items	—	2	3

Operating profit/(loss)	2	40	(24)
Financial and other non-operating items
Interest income	1	—	—
Interest expense	(10)	(7)	(57)
Share in results from associated companies (net of tax)	2	(2)	1
Gain on derivative financial instruments	5	1	—
Foreign exchange gain/(loss)	8	8	(6)
Reorganization items, net	(5)	3,651	(203)
Other financial items	2	21	(13)

Total financial and other non-operating items, net	3	3,672	(278)

Profit/(loss) before income taxes	5	3,712	(302)
Income tax expense	(1)	(2)	(2)

Profit/(loss) from continuing operations	4	3,710	(304)
Loss from discontinued operations	—	(4)	(7)

Net profit/(loss)	4	3,706	(311)

Basic/Diluted earnings/(loss) per share from continuing operations (US dollar)	0.08	36.96	(3.03)
Basic/Diluted loss per share from discontinuing operations (US dollar)	—	(0.04)	(0.07)
Basic/Diluted earnings/(loss) per share (US dollar)	0.08	36.92	(3.10)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Net profit/(loss)	4	3,706	(311)

Other comprehensive gain, net of tax, relating to continuing operations:
Actuarial gain relating to pension	—	1	—
Other comprehensive loss, net of tax, relating to discontinued operations:
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	16
Change in fair value of debt component of Archer convertible bond	—	(1)	1
Share in results from associated companies	—	(2)	(1)

Other comprehensive income	—	14	—

Total comprehensive income/(loss) for the period	4	3,720	(311)

Comprehensive income/(loss) attributable to the shareholder	4	3,720	(311)

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at March 31, 2022 (Successor) and December 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions, except per share data)	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	393	312
Restricted cash	85	160
Accounts receivable, net	146	169
Amounts due from related parties, net	33	28
Assets held for sale -current	—	1,103
Other current assets	231	191

Total current assets	888	1,963

Non-current assets
Investments in associated companies	66	27
Drilling units	1,884	1,777
Restricted cash	75	63
Deferred tax assets	11	11
Equipment	9	11
Other non-current assets	38	27

Total non-current assets	2,083	1,916

Total assets	2,971	3,879

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	10	—
Trade accounts payable	64	59
Liabilities associated with assets held for sale - current	—	948
Other current liabilities	274	230

Total current liabilities	348	1,237

Liabilities subject to compromise	—	6,235

Non-current liabilities
Long-term debt	944	—
Deferred tax liabilities	7	9
Other non-current liabilities	169	114

Total non-current liabilities	1,120	123

Equity
Common shares of par value US$0.01 per share: 375,000,000 shares authorized and 49,999,998 issued at March 31, 2022 (Successor)	—	—
Common shares of par value US$0.10 per share: 138,880,000 shares authorized and 100,384,435 issued at December 31, 2021 (Predecessor)	—	10
Additional paid-in capital	1,499	3,504
Accumulated other comprehensive loss	—	(15)
Retained earnings/(loss)	4	(7,215)

Total equity/(deficit)	1,503	(3,716)

Total liabilities and equity	2,971	3,879

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Cash Flows from Operating Activities
Net profit/(loss)	4	3,706	(311)
Net profit/(loss) from continuing operations	4	3,710	(304)
Net loss from discontinued operations	—	(4)	(7)
Net operating net loss adjustments related to discontinued operations (1)	—	29	8
Adjustments to reconcile net profit/(loss) to net cash provided by/(used in) operating activities:
Depreciation	15	21	42
Amortization of unfavorable and favorable contracts	3	—	—
Gain on disposals	—	(2)	—
Share in results from associated companies (net of tax)	(2)	2	(1)
Deferred tax benefit	—	(2)	—
Unrealized gain on derivative	(5)	(1)	(1)
Amortization of discount on debt	(1)	7	32
Unrealized foreign exchange (gain)/loss	(6)	(6)	6
Non-cash gain on reorganization items, net	—	(3,491)	186
Fresh Start valuation adjustments	—	(242)	—
Change in allowance for credit losses	—	(1)	—
Other cash movements in operating activities
Payments for long-term maintenance	(3)	(4)	(6)
Repayments made under lease arrangements	—	(11)	(19)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	55	(32)	31
Trade accounts payable	5	—	5
Prepaid expenses/accrued revenue	1	1	(3)
Deferred revenue	5	(18)	(4)
Related party receivables	9	(13)	(21)
Related party payables	—	—	1
Other assets	(10)	(3)	6
Other liabilities	(18)	4	10

Net cash flows provided by/(used in) operating activities	52	(56)	(39)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(14)	(18)	(4)
Proceeds from disposal of assets	—	2	—
Impact on cash from deconsolidation of discontinued operation	—	(94)	—
Cash flows from investing activities (discontinued operations)	—	—	(8)

Net cash flows used in investing activities	(14)	(110)	(12)

(1)

Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows in operating activities from discontinued operations. The adjustments are made up of adjustments to reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of effect of acquisitions and disposals. The net cash provided by operating activities related to discontinued operations for the successor period from February 23, 2022 through March 31, 2022 was nil and for the predecessor period from January 1, 2022 through February 22, 2022 was $25 million. (Three months ended March 31, 2021 (Predecessor): $1 million).

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Cash Flows from Financing Activities
Proceeds from debt	—	175	—
Proceeds from convertible bond issuance	—	50	—
Repayments of secured credit facilities	—	(160)	—
Cash flows from financing activities (discontinued operations)	—	—	—

Net cash provided by financing activities	—	65	—

Effect of exchange rate changes on cash	6	6	(6)

Net increase/(decrease) in cash and cash equivalents, including restricted cash	44	(95)	(57)
Cash and cash equivalents, including restricted cash, at beginning of the period	509	604	723
Included in cash and cash equivalents and restricted cash per the balance sheet	509	535	659
Included in assets of discontinued operations	—	69	64
Cash and cash equivalents, including restricted cash, at the end of period	553	509	666
Included in cash and cash equivalents and restricted cash per the balance sheet	553	509	609
Included in assets of discontinued operations	—	—	57

Supplementary disclosure of cash flow information
Interest paid	(3)	—	—
Taxes paid	(1)	(1)	(1)
Reorganization items, net paid	(4)	(56)	(3)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total deficit
Balance as at January 1, 2021 (Predecessor)	10	3,504	(26)	(6,628)	(3,140)

Net loss from continuing operations	—	—	—	(304)	(304)
Net loss from discontinued operations	—	—	—	(7)	(7)

Balance as at March 31, 2021 (Predecessor)	10	3,504	(26)	(6,939)	(3,451)

(In $ millions)	Predecessor Common shares	Predecessor Additional paid-in capital	Successor Common shares	Successor Additional paid-in capital	Accumulated other comprehensive loss	Retained (loss)/profit	Total (deficit)/ equity
Balance as at January 1, 2022 (Predecessor)	10	3,504	—	—	(15)	(7,215)	(3,716)

Other comprehensive income from continued operations	—	—	—	—	1	—	1
Other comprehensive loss from discontinued operations	—	—	—	—	(3)	—	(3)
Recycling of NSNCo AOCI on deconsolidation	—	—	—	—	16	—	16
Net loss from continuing operations	—	—	—	—	—	(103)	(103)
Net loss from discontinued operations	—	—	—	—	—	(4)	(4)

Balance as at February 22, 2022 (Predecessor)	10	3,504	—	—	(1)	(7,322)	(3,809)

Net gain from reorganization adjustments	—	—	—	1,495	—	3,571	5,066
Net gain from Fresh Start adjustments	—	—	—	—	—	242	242
Issuance of Successor common stock	—	—	—	4	—	(4)	—
Cancellation of Predecessor equity	(10)	(3,504)	—	—	1	3,513	—

Balance as at February 23, 2022 (Successor)	—	—	—	1,499	—	—	1,499

Net income	—	—	—	—	—	4	4

Balance as at March 31, 2022 (Successor)	—	—	—	1,499	—	4	1,503

Successor common shares comprises 49,999,998 shares at $0.01 par value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: May 25, 2022	By:	/s/ Simon Johnson
	Name:	Simon Johnson
	Title:	Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)